

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 19, 2024

Alon Mualem
Chief Financial Officer
Wearable Devices Ltd.
5 Ha-Tnufa St.
Yokne'am Illit, 2066736, Israel

      Re: Wearable Devices Ltd.
           Registration Statement on Form F-1
           Filed December 12, 2024
           File No. 333-283771

Dear Alon Mualem:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Charli Wilson at 202-551-6388 with any questions.

           Sincerely,

           Division of Corporation Finance
           Office of Technology

cc: Eric Victorson